UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
July 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.
A public held company
CNPJ/MF nº 60.643.228/0001-21
NIRE 35.300.022.807

MINUTES OF THE FISCAL COUNCIL MEETING
HELD ON JULY 4, 2011

Date, Time, Place:  The Fiscal Council of Fibria Celulose S.A. met on July 4, 2011 at 15:00 p.m. at the Company’s headquarters.

Attendance: Mr. José Écio Pereira da Costa Junior and Ms. Elaine Aleixo Lustosa de Andrade and Ms. Maria Paula de Souza Aranha.

Presiding: José Écio Pereira da Costa Junior – Presiding Chairman; Osvaldo Ayres Filho – Secretary.

Agenda:  Discussion of the merger of MUCURI AGROFLORESTAL S.A. into the Company, with: (a) the examination, discussion and vote on the Protocol and Justification of the Merger of Mucuri Agroflorestal S.A. into the Company; and (b) the examination, discussion and vote on the valuation report of the net worth of Mucuri Agroflorestal S.A., based on its book value.

Unanimous resolutions: The members of the Fiscal Council, in the exercise of their legal and statutory duties, having analyzed and discussed all the documents provided to them related to the Agenda and, based on the information provided by the Company's management and the representatives of the specialized company responsible for preparing the valuation report of the net worth of Mucuri Agroflorestal S.A., based on its book value, issued a favorable opinion, unanimously and without any restriction, on (a) the proposal presented by the management of the Company to merge Mucuri Agroflorestal S.A., a wholly owned subsidiary, into the Company, and considering the fact that the Company owns all of the capital stock of the company to be merged into it, the net worth of Mucuri Agroflorestal S.A. corresponds with the investment kept by the Company, thus, there is no capital increase at the surviving entity;(b) Protocol and Justification of the Merger of Mucuri Agroflorestal S.A. into the Company, and (c) the valuation report prepared by BAKER TILLY BRASIL – ES AUDITORES INDEPENDENTES and all the other documents related to the merger. It was recorded that the documents pertaining to the Agenda that support the merger of Mucuri Agroflorestal S.A., a wholly owned subsidiary, into the Company, are appropriate and in accordance with statutory and legal requirements related to the matter, and for such reason, the members of the Fiscal Council, by unanimous vote, decided favorably to submit the merger for approval by the shareholders of the Company.

Closure, Drafting and Signature of the Minutes:  There being nothing more to be addressed, the meeting was suspended for the time necessary to draft these minutes, which, having been read, checked and found to be accurate, were signed by all presents. (sig) José Écio Pereira da Costa Junior – Presiding Chairman; Osvaldo Ayres Filho –Secretary.  Members: Mr. José Écio Pereira da Costa Junior and Ms. Elaine Aleixo Lustosa de Andrade and Ms. Maria Paula de Souza Aranha

I certify that this is a copy of the Company’s original.

Osvaldo Ayres Filho
Secretary

APPENDIX I

FISCAL COUNCIL OPINION

The Fiscal Council of FIBRIA CELULOSE S.A. (the “Company”), in the use of its legal duties, including as conferred in item III of article 163 of Law nº 6.404/76, in a meeting held on this date, having examined the terms of (i) the Protocol and Justification of the Merger of Mucuri Agroflorestal S.A. into the Company; and (ii) the Expert Assessment Report of the Net Worth of Mucuri Agroflorestal S.A., as presented by the Company’s administration, issued a favorable opinion, unanimously and without any restriction, on (a) the proposal presented by the management of the Company to merge Mucuri Agroflorestal S.A., a wholly owned subsidiary, into the Company, and considering the fact that the Company owns all of the capital stock of the company to be merged into it, the net worth of Mucuri Agroflorestal S.A. corresponds with the investment kept by the Company, thus, there is no capital increase at the surviving entity;(b) Protocol and Justification of the Merger of Mucuri Agroflorestal S.A. into the Company, and (c) the valuation report prepared by BAKER TILLY BRASIL – ES AUDITORES INDEPENDENTES and all the other documents related to the merger.  Based on the documents examined and on the clarifications by Company representatives, regarding the aspects of legality and regularity, this Fiscal Council manifests itself in favor of submitting, for deliberation at the Extraordinary Shareholders’ General Meeting, the materials and conditions analyzed  herein, in the understanding that they further the corporate interests.

São Paulo, July 04, 2011.

José Écio Pereira da Costa Junior

Chairman of the Fiscal Council of Fibria Celulose S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: July 14, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO